Inland Retail Real Estate Trust, Inc.
                              Sticker Supplement

  This Supplement No. 1, dated May 10, 1999, to our Prospectus dated February 11, 1999 updates information in the "Investment Objectives and Policies," "Real Property Investments," "Summary of the Organizational Documents" and "Plan of Distribution" sections of our Prospectus. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

                           Real Property Investments

Lake Walden Square, Plant City, Florida

  On May 3, 1999, we purchased Lake Walden Square by acquiring the interests of the Lake Walden Affiliated Partners in the Lake Walden Property Partnership, for $14,538,984, being the then total Affiliates' Acquisition Cost.
  We had originally planned to acquire Merchants Square as our first property. However, due to timing requirements of the first mortgage lender for Lake Walden Square, we determined that it was in the best interests of our stockholders to acquire Lake Walden Square before Merchants Square. We now anticipate acquiring Merchants Square within approximately 21 days.

Potential Property Acquisitions

  We are currently considering several potential property acquisitions. Each of these properties, which are discussed below, has recently been acquired by affiliates of our Sponsor, with the intention to keep these properties available for acquisition by us until we receive sufficient net proceeds from this Offering to be able to acquire them. If we purchase these properties from the affiliates, we will pay the affiliates an amount equal to their acquisition cost.
  Casselberry Commons Shopping Center, Casselberry, Florida, was constructed in 1973 and fully renovated in 1998. It is a single-story retail center containing 227,664 leasable square feet. As of the date of this Supplement, the affiliate's acquisition cost is approximately $17,683,000.
  Town Center Commons, Kennesaw, Georgia, was constructed in 1998.   It is
comprised of two one-story, multi-tenant retail buildings containing a total of 72,108 leasable square feet. As of the date of this Supplement, the affiliate's acquisition cost is approximately $9,678,000.
  Boynton Commons, Boynton Beach, Florida, was constructed in 1998.   It is
comprised of six one-story, multi-tenant retail buildings containing a total of 210,748 leasable square feet. As of the date of this Supplement, the affiliate's acquisition cost is approximately $30,553,000.
  These amounts of the acquisition costs of each property may increase by additional costs incurred by the affiliates which have not yet been finally determined. We expect these additional costs to be immaterial.

                      Investment Objectives and Policies

Distributions

  We have decided to begin paying distributions on a monthly basis, with the first distribution to be paid June 7, 1999. Distributions have been approved at an annual rate of $.70 per share.

                             Plan of Distribution

  We commenced this Offering of 50,000,000 shares on February 11, 1999. As of May 4, 1999, we had sold 438,234 shares resulting in net proceeds of $3,966,018. This amount is in excess of the Minimum Offering of 200,000 shares. Accordingly, proceeds of the Offering which had been in escrow have been released to us.
  Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of May 4, 1999, we have incurred $416,322 of commissions and fees payable to Inland Securities Corporation. We also pay an affiliate of our Advisor fees to manage and lease our properties. Since our first property was just recently acquired, as of May 3, 1999, we have not incurred any property management fees. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, paid quarterly. As of the end of preceding quarter, March 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $205,103 are included within the affiliate's acquisition cost paid for Lake Walden Square.




                               SUPPLEMENT NO. 1
                              DATED MAY 10, 1999
                   TO THE PROSPECTUS DATED FEBRUARY 11, 1999
                   OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 1 to you in order to supplement our Prospectus. This Supplement No. 1 updates information in the "Investment Objectives and Policies," "Real Property Investments," "Summary of the Organizational Documents" and "Plan of Distribution" sections of our Prospectus. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.


                           Real Property Investments

Lake Walden Square, Plant City, Florida

On May 3, 1999, we purchased Lake Walden Square by acquiring the interests of the Lake Walden Affiliated Partners in the Lake Walden Property Partnership. This shopping center is located at the northwest and southwest corners of Alexander Road and State Route 39 in Plant City, Florida. We purchased Lake Walden Square for $14,538,984, which represents the total Affiliates' Acquisition Cost as of May 3, 1999. In addition, we paid transfer fees of $10,500 to the first mortgage lender. This price represents approximately $56.76 per square foot of leasable space.

We had originally planned to acquire Merchants Square as our first property. However, due to timing requirements of the first mortgage lender for Lake Walden Square, we determined that it was in the best interests of our stockholders to acquire Lake Walden Square before Merchants Square. We now anticipate acquiring Merchants Square within approximately 21 days.

Potential Property Acquisitions

We are currently considering several potential property acquisitions. Each of these properties has recently been acquired by affiliates of our Sponsor, with the intention to keep these properties available for acquisition by us until we receive sufficient net proceeds from this Offering to be able to acquire them. If we purchase these properties from the affiliates, we will pay the affiliates an amount equal to their acquisition cost. Our decision to acquire these properties will generally depend upon:

     *  our receipt of acceptable appraisals and environmental reports;

     * no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

     * our receipt of sufficient net proceeds from this Offering to make such acquisitions.

Other properties may be identified in the future that we acquire before or instead of these properties. We cannot guarantee that we will complete any of these acquisitions. A short description of the properties being considered follows:





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Casselberry Commons Shopping Center, Casselberry, Florida

Casselberry Commons Shopping Center was constructed in 1973 and fully renovated in 1998. It is a single-story retail center containing 227,664 leasable square
feet.  The center has 39 tenant spaces.   Tenants occupying more than 10,000
square feet each include Publix, Ross Dress for Less, Dockside Imports, Service Merchandise Select, Beall's Outlet and Mae's Fabrics. National tenants include Fashion Bug, Blockbuster Video, LensCrafters, Shoe World, Radio Shack, Sally Beauty Supply, Dollar Tree, HCA Pharmacy and Burger King. The identified tenants account for approximately 80% of the property's total leasable square footage.

As of the date of this Supplement, the acquisition cost of this property to the affiliate is approximately $17,683,000. This amount may increase by additional costs incurred by the affiliate which have not yet been finally determined. We expect these additional costs to be immaterial.

Town Center Commons, Kennesaw, Georgia

Town Center Commons was constructed in 1998.   It is comprised of two one-
story, multi-tenant retail buildings containing a total of 72,108 leasable square feet. The shopping center has 14 tenant spaces and is anchored by J.C. Penney Home Store, which occupies 42,728 square feet. The remainder of the property is occupied by local tenants.

As of the date of this Supplement, the acquisition cost of this property to the affiliate is approximately $9,678,000. This amount may increase by additional costs incurred by the affiliate which have not yet been finally determined. We expect these additional costs to be immaterial.

Boynton Commons, Boynton Beach, Florida

Boynton Commons was constructed in 1998.   It is comprised of six one-story,
multi-tenant retail buildings containing a total of 210,748 leasable square feet. The shopping center has 19 tenant spaces. National tenants, Sports Authority, Bed, Bath & Beyond, Barnes and Noble, PetSmart, Walgreens, Old Navy, Party City and the Mens Warehouse, occupy 85% of Boynton Commons. The remainder of the property is occupied by local tenants.

As of the date of this Supplement, the acquisition cost of this property to the affiliate is approximately $30,553,000. This amount may increase by additional costs incurred by the affiliate which have not yet been finally determined. We expect these additional costs to be immaterial.


                      Investment Objectives and Policies

Distributions

We have decided to begin paying distributions on a monthly basis, with the first distribution to be paid June 7, 1999. Distributions have been approved at an annual rate of $.70 per share.







                                      -2-

                    Summary of the Organizational Documents

Stockholders' Meetings

We have entered into an agreement with Inland Real Estate Investment Corporation, our Sponsor, which provides that Inland Real Estate Investment Corporation will pay for the reasonably estimated cost to prepare and mail a notice to our stockholders of any special meeting of stockholders requested by the stockholders. This will obviate the necessity of our stockholders or us paying for such cost.


                             Plan of Distribution

We commenced this Offering of 50,000,000 shares on February 11, 1999. As of May 4, 1999, we had sold 438,234 shares resulting in net proceeds of $3,966,018. This amount is in excess of the Minimum Offering of 200,000 shares. Accordingly, proceeds of the Offering which had been in escrow have been released to us.

Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of May 4, 1999, we have incurred $416,322 of commissions and fees payable to Inland Securities Corporation. We also pay an affiliate of our Advisor fees to manage and lease our properties. Since our first property was just recently acquired, as of May 3, 1999, we have not incurred any property management fees. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, paid quarterly. As of the end of preceding quarter, March 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $205,103 are included within the Affiliate's Acquisition Cost paid for Lake Walden Square.
























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